FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Material event dated January 31, 2011 regarding director appointment

For Immediate Release

Inquiries – Please contact:
Mr. Rodrigo Peña Socías
General Counsel
Phone :(56 2) 351 1187
Fax     : (56 2) 351 1717

Santiago, Chile –January 31, 2011.

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

On January 19, 2011, Mr. Joaquín Cortez Huerta, Chief Executive Officer of AFP Provida (Alternate), has reported a material event to the Superintendent of Pension Fund Administrators (SUPEN), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with articles 9 and 10 of Law 18,045 of the Securities Exchange Act, please be advised of the material event that, commencing on January 18, 2011 and until the next Ordinary Shareholder’s meeting, Mr. José Martos Vallecillos will take the position of Director of AFP Provida replacing Mr. Jesús María Cadenato Matía, Director of AFP Provida. Mr. Cardenato submitted his resignation from that position on October 1, 2010 as informed in a previous material event on October 4, 2010.

This designation was unanimously approved by the Board of Directors at an Ordinary Meeting held on January 18, 2011.

Santiago, Chile, January 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	January 31, 2011	By:	/s/ Juan Sepúlveda
			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	January 31, 2011	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.